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				UNITED STATES
		SECURITIES AND EXCHANGE COMMISSION
			Washington, D.C. 20549
				SCHEDULE 13D
		Under the Security Exchange Act of 1934
				(Amendment No. ___ )
				QUAKER FABRIC CORP
				(Name of Issuer)
			Common Stock, $0.01 par value
			(Title of Class of Securities)
				747 399 103
				(CUSIP Number)
			Ariel Funding, LLC,
			5151 Collins Ave, # 1727,
			Miami, Florida, 33140
			(Tel.) (305) 867-8484

				August 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e),240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


________________________________________



1	 	NAMES OF REPORTING PERSONS

		Ariel Funding, LLC


2	 	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	 	(a)
	 	(b)

3	 	SEC USE ONLY



4	 	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	 	PF

5	 	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
		PURSUANT TO ITEMS 2(d) OR 2(e)



6	 	CITIZENSHIP OR PLACE OF ORGANIZATION

	 	United States , Delaware

7	 	NUMBER OF SOLE VOTING POWER

		 	2,129,993

8	 	NUMBER OF SHARES BENEFICIALLY OWNED BY SHARED VOTING POWER

		 	NONE

9	 	EACH REPORTING PERSON SOLE DISPOSITIVE POWER
		 	2,129,993

10	 	WITH SHARED DISPOSITIVE POWER

 		 	NONE

11	 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	 	2,129,993

12	 	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
		 N/A



13	 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	 	12.61%

14	 	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	 	PN,00-limited liability company
________________________________________

SCHEDULE 13D
INTRODUCTION
     This Schedule 13D, filed on behalf of Ariel Funding, LLC ("Ariel"), dated October 11, 2007, as statement (the "Statement"), relating to the common stock, par value $0.01 per share
(the "Shares") of Quaker Fabric Corp (f/k/a QFAB.) (the "Company").
The Company has its principal executive offices at 941 Grinnell
Street, Fall River, MA, 02721.

Item 2.	IDENTITY AND BACKGROUND

The principal business of Ariel Funding, LLC is investment in securities, real estate and debt obligations.
The address of the principal business is 5151 Collins Ave, # 1727, Miami, FL 33140
Robert Danial is the president of Ariel Funding, LLC.
During the past five years, the Reporting Person have not and, to the best of their knowledge, no other person identified in response to this item 2 has, been (a) convicted in a criminal proceedings (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is a subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws, or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Ariel Funding, LLC acquired common stock using company funds.

Item 4. Purpose of the Transaction
The purpose of the acquisition of Quaker Fabric Corp is a long term investment.

Item 5.	INTEREST IN SECURITES OF THE ISSUER

Ariel Funding, LLC owns 2,129,993 shares of Common Stock (approximately 12.61%) of the total number of shares of Common stock outstanding.
Ariel has sole power to dispose or direct the disposition of all such 2,129,993 shares of Common Stock.

Item 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATINSHIP
WITH RESPECT TO SECURITIES OF THE ISSUE

None.

Item 7 MATERIAL TO BE FILED AS EXHIBITS
None

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  October 11, 2007
 	 	 	 Ariel Funding, LLC

 	By:  	/s/ Robert Danial
 	 	Robert Danial
 	 	 Title: President